UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Gerber Scientific, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

373730100

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

March 23, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 23 Pages)

SCHEDULE 13D
CUSIP No. 373730100	Page 2 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	845,681
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,681
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,681

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 373730100	Page 3 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	845,681
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,681
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,681

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 373730100	Page 4 of 23 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	845,681
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,681
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,681

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 373730100	Page 5 of 23 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	845,681
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,681
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,681

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 373730100	Page 6 of 23 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	845,681
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	none
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	845,681
WITH
10) SHARED DISPOSITIVE POWER
none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
845,681

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.36%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 373730100	Page 7 of 23 Pages

1)	NAME OF REPORTING PERSON

ICS Opportunities, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC, OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	487,513
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
487,513

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
487,513

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 373730100	Page 8 of 23 Pages

1)	NAME OF REPORTING PERSON

Millennium International Management LP

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	487,513
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
487,513

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
487,513

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 373730100	Page 9 of 23 Pages

1)	NAME OF REPORTING PERSON

Millennium International Management GP LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	487,513
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
487,513

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
487,513

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 373730100	Page 10 of 23 Pages

1)	NAME OF REPORTING PERSON

Millennium Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	487,513
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
487,513

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
487,513

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 373730100	Page 11 of 23 Pages

1)	NAME OF REPORTING PERSON

Israel A. Englander

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	none
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	487,513
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	none
WITH
10) SHARED DISPOSITIVE POWER
487,513

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
487,513

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14)	TYPE OF REPORTING PERSON
IN

Page 12 of 23 Pages

Item 1.

Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the "Common Stock"), of Gerber Scientific, Inc., a Connecticut corporation (the "Company").  The principal executive offices of the Company are located at 83 Gerber Road West, South Windsor, Connecticut 06074.

Item 2.

Identity and Background.

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of the close of business on April 1, 2010, the Reporting Entities are the beneficial owners of, in the aggregate, 1,333,194 shares of Common Stock, representing approximately 5.30% of the 25,157,590 shares of Common Stock reported by the Company to be issued and outstanding as of February 28, 2010 in its Form 10-Q filed with the Securities and Exchange Commission on March 8, 2010 (the “Issued and Outstanding Shares”).

Barington Companies Equity Partners, L.P. is a Delaware limited partnership.  The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC.  Barington Companies Investors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P.  The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda, a United States citizen, is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule I and incorporated herein by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

ICS Opportunities, Ltd., is an exempted limited company organized under the laws of the Cayman Islands.  The principal business of ICS Opportunities, Ltd. is acquiring, holding and disposing of investments.  The address of the principal business and principal office of ICS Opportunities, Ltd. is c/o Millennium International Management LP, 666 Fifth Avenue, New York, New York 10103.

The investment manager to ICS Opportunities, Ltd. is Millennium International Management LP, a Delaware limited partnership.  The address of the principal business and principal office of Millennium International Management LP. is c/o Millennium International Management GP LLC, 666 Fifth Avenue, New York, New York 10103. The general partner of Millennium International Management LP is Millennium International Management GP LLC, a Delaware limited liability company.   The address of the principal business and principal office of Millennium International Management GP LLC is 666 Fifth Avenue, New York, New York 10103.

Page 13 of 23 Pages

The general partner of the 100% shareholder of ICS Opportunities is Millennium Management LLC, a Delaware limited liability company.  The address of the principal business and principal office of Millennium Management LLC is 666 Fifth Avenue, New York, New York 10103. The address of the principal business and principal office of Millennium Management LLC is 666 Fifth Avenue, New York, New York 10103.  Israel A. Englander, a United States citizen, is the managing member of Millennium International Management GP LLC and of Millennium Management LLC.  The business address for Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) On December 1, 2005, Millennium Management LLC and Mr. Englander, together with Millennium Partners, L.P. and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners, L.P. had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy.  The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings.  The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov.  Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

(f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

All purchases of Common Stock by the Reporting Entities were made in open market transactions.  The amount of funds expended for purchases of Common Stock, including, but not limited to, shares currently held by various Reporting Entities, was approximately $3,372,430 by Barington Companies Equity Partners, L.P. and $2,536,581.59 by ICS Opportunities, Ltd.  The transactions effected by (i) Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda during the 60 days preceding March 23, 2010 and (ii) ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander during the 60 days preceding April 1, 2010, are described in Schedule II attached hereto and incorporated herein by reference

All such purchases by Barington Companies Equity Partners, L.P. were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  ICS Opportunities, Ltd. effects purchases of securities primarily through margin accounts with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.

Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in the ordinary course of business in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, was significantly undervalued and represented an attractive investment opportunity when purchased.

Page 14 of 23 Pages

On August 10, 2009, Barington Companies Equity Partners, L.P. sent a letter to the Secretary of the Company, demanding, pursuant to Section 33-946 of the Connecticut Business Corporation Act and the common law of the State of Connecticut, certain shareholder records of the Company (the “Demand Letter”).  The purpose of the information was to enable Barington Companies Equity Partners, L.P. to communicate with the Company’s shareholders regarding matters relating to their interests as shareholders, including, without limitation, in connection with the election of directors at the Company’s 2009 annual meeting of shareholders and any other matters that may properly come before such meeting in the event that Barington Companies Equity Partners, L.P. elected to solicit proxies to elect directors at such meeting.

On August 11, 2009, James A. Mitarotonda, the Chairman and CEO of Barington Capital Group, L.P. (“Barington”), and Javier Perez, a senior portfolio advisor to Barington, met with representatives of the Company, including Donald P. Aiken, the Chairman of the Board, and Marc T. Giles, the President and Chief Executive Officer.  At the meeting, Barington presented a range of suggestions to enhance Gerber’s business operations, strategy and financial performance.  During the meeting, Barington also recommended that the Board consider nominating certain individuals, including, among others, Javier Perez, for election as a director at the 2009 annual meeting of shareholders.  The Board’s Nominating and Corporate Governance Committee agreed to interview Mr. Perez, and on August 19, 2009, the Company announced that its Board of Directors, upon the recommendation of the Board’s Nominating and Corporate Governance Committee, had nominated him as a nominee for election to the Board at the Company’s 2009 annual meeting of shareholders.  On the same date, Barington Companies Equity Partners, L.P. withdrew its Demand Letter.   Mr. Perez was subsequently elected to the Board on September 17, 2009.

The Reporting Entities have since engaged in and intend to continue to engage in discussions with management and the Board of Directors of the Company as well as other stockholders and third parties concerning the business, operations and future plans of the Company.  The Reporting Entities believe that the Company should take a number of actions to improve shareholder value, including without limitation:

(i) the prompt and judicious reduction of the Company's corporate-level expenses;

(ii) a strategic review to determine the long-term viability and return on equity potential of each of the Company’s operating businesses;

(iii) the near-term, tax-efficient divestiture of any business where additional internal value cannot be created through restructuring or an economic recovery;

(iv) the focus on operational and strategic optimization to increase the value of all retained businesses; and

(iv) the use of proceeds from divestitures to pay down debt and begin to return capital to shareholders.

Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Entities intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the willingness of the Company’s management team and Board of Directors to implement the suggestions of the Reporting Entities, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, other investment opportunities available to the Reporting Entities, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

As of April 1, 2010, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 845,681 shares of Common Stock, representing approximately 3.36% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 845,681 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 3.36% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 845,681 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 3.36% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 845,681 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 3.36% of the Issued and Outstanding Shares.  As the sole stockholder and director

Page 15 of 23 Pages

of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 845,681 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 845,681 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of April 1, 2010, ICS Opportunities, Ltd. beneficially owns an aggregate of 487,513 shares of Common Stock, representing approximately 1.9% of the Issued and Outstanding Shares.  As the investment manager to ICS Opportunities, Ltd., Millennium International Management LP may be deemed to beneficially own the 487,513 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.9% of the Issued and Outstanding Shares.  As the general partner of Millennium International Management LP, Millennium International Management GP LLC may be deemed to beneficially own the 487,513 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.9% of the Issued and Outstanding Shares.  As the general partner of the 100% shareholder of ICS Opportunities, Millennium Management LLC may be deemed to beneficially own the 487,513 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.9% of the Issued and Outstanding Shares.  As the managing member of Millennium International Management GP LLC and of Millennium Management LLC, Israel A. Englander may be deemed to beneficially own the 487,513 shares of Common Stock beneficially owned by ICS Opportunities, Ltd., representing approximately 1.9% of the Issued and Outstanding Shares.  The foregoing should not be construed in and of itself as an admission by Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC or Israel A. Englander as to beneficial ownership of the securities owned by ICS Opportunities, Ltd.  Furthermore, Mr. Englander disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)

Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that multiple persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other persons within the same chain of ownership.

ICS Opportunities, Ltd. holds shared power to vote and to dispose of the 487,513 shares of Common Stock described in (a) above.  Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander may be deemed to hold shared power to vote and to dispose of the 487,513 shares of the Company’s Common Stock described in (a) above.  The foregoing should not be construed in and of itself as an admission by Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC or Israel A. Englander as to beneficial ownership of the shares of Common Stock owned by ICS Opportunities, Ltd.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)

Information concerning all transactions in shares of Common Stock effected by (i) Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda during the 60 days preceding March 23, 2010 and (ii) ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander during the 60 days preceding April 1, 2010, is set forth in Schedule II attached hereto and incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The Reporting Entities are parties to an agreement with respect to the joint filing of this Statement, and any amendments thereto, and certain other joint conduct.  A copy of such agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Page 16 of 23 Pages

Barington or one or its affiliates expects to receive from MPG Operations LLC, an affiliate of Millennium Management LLC, or one of its affiliates (collectively, “Millennium”), a fee in connection with Millennium’s investment in the Common Stock of the Company.  An agreement with respect to the foregoing has not yet been formalized.

Certain of the Reporting Entities have entered into, and may, from time to time, enter into in the future, certain publicly traded, American-style call and put option market contracts with unrelated third parties.  Further information regarding any such contracts entered into during the 60 days preceding March 23, 2010 is set forth in Schedule II attached hereto.

In connection with arrangements with Millennium’s prime brokers, such prime brokers are permitted to lend securities in Millennium’s accounts to the extent permitted by debit balances in such accounts. Millennium generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Shares lent by Millennium’s prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium.

Except as otherwise set forth herein, the Reporting Entities do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 7.

Material to be Filed as Exhibits.

99.1

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander dated April 2, 2010.

Page 17 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 2, 2010

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

ICS OPPORTUNITIES, LTD.

By: Millennium International Management LP,

as Investment Manager

By:  /s/ David Nolan

Name: David Nolan

Title:   Co-President

Page 18 of 23 Pages

MILLENNIUM INTERNATIONAL MANAGEMENT LP

By:  /s/ David Nolan

Name: David Nolan

Title:   Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

By:  /s/ David Nolan

Name: David Nolan

Title:   Executive Vice President

MILLENNIUM MANAGEMENT LLC

By:  /s/ David Nolan

Name: David Nolan

Title:   Co-President

/s/ Israel A. Englander by David Nolan

Pursuant to Power of Attorney filed with the SEC on June 6, 2005

Israel A. Englander

Page 19 of 23 Pages

SCHEDULE I

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Chairman, President, CEO and Treasurer	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jared L. Landaw Secretary	Chief Operating Officer and General Counsel of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 20 of 23 Pages

SCHEDULE II

This schedule sets forth information with respect to each purchase and sale of Common Stock and purchase and sale of listed American-style call and put options which were effectuated by (i) Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda during the 60 days preceding March 23, 2010 and (ii) ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander during the 60 days preceding April 1, 2010.  All transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost(*)
1/22/2010	700	$5.00	$3,497.97
1/25/2010	1,204	$4.99	$6,003.51
1/26/2010	1,250	$4.99	$6,236.75
1/27/2010	650	$5.03	$3,269.50
1/28/2010	14,050	$5.00	$70,285.13
1/29/2010	12,500	$5.01	$62,603.75
2/1/2010	5,300	$5.01	$26,391.88
2/8/2010	300	$5.02	$1,506.00
3/23/2010	17,400	$6.50	$113,101.74

Options purchased and sold by Barington Companies Equity Partners, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost (*)
2/8/2010	Covered Short	Put	500	$5.00	07/2010	$0.70	$35,000

Shares purchased and sold by ICS Opportunities, Ltd. (or affiliates)(**)

Date	Number of Shares	Price Per Share	Cost (*)
2/1/2010	5,300	$4.9796	$26,391.88
2/3/2010	12,300	$5.1381	$63,198.63
2/4/2010	7,500	$5.0683	$38,012.25
2/4/2010	(100)	$5.10	$(510.00)
2/4/2010	(100)	$5.13	$(513.00)
2/5/2010	3,600	$5.00	$18,000.00
2/5/2010	(200)	$5.21	$(1,042.00)
2/5/2010	(400)	$5.21	$(2,084.00)
2/5/2010	(100)	$5.21	$(521.00)
2/5/2010	(100)	$5.21	$(521.00)
2/9/2010	100	$5.07	$507.00
2/9/2010	100	$5.07	$507.00
2/9/2010	100	$5.07	$507.00
2/9/2010	100	$5.08	$508.00
2/9/2010	100	$5.07	$507.00
2/9/2010	200	$5.07	$1,014.00
2/9/2010	100	$5.07	$507.00
2/9/2010	200	$5.08	$1,016.00
2/9/2010	100	$5.08	$508.00
2/9/2010	100	$5.08	$508.00
2/10/2010	100	$5.08	$508.00
2/11/2010	(100)	$5.20	$(520.00)
2/11/2010	(100)	$5.24	$(524.00)
2/12/2010	2,700	$5.3933	$14,561.91
2/12/2010	100	$5.33	$533.00
2/12/2010	100	$5.56	$556.00
2/17/2010	2,500	$5.727	$14,317.50
2/17/2010	(81)	$5.75	$(465.75)
2/17/2010	(100)	$5.75	$(575.00)

Page 21 of 23 Pages

Date	Number of Shares	Price Per Share	Cost (*)
2/24/2010	5,400	$6.1001	$32,940.54
2/25/2010	5,100	$6.0823	$31,019.73
3/1/2010	3,000	$6.4255	$19,276.50
3/2/2010	3,000	$6.4323	$19,296.90
3/3/2010	3,000	$6.4495	$19,348.50
3/4/2010	6,000	$6.2133	$37,279.80
3/5/2010	6,000	$6.145	$36,870.00
3/8/2010	3,000	$6.2912	$18,873.60
3/9/2010	3,000	$6.3703	$19,110.90
3/10/2010	3,000	$6.5855	$19,756.50
3/11/2010	3,000	$6.5495	$19,648.50
3/12/2010	5,000	$6.4932	$32,466.00
3/16/2010	3,000	$6.5613	$19,683.90
3/17/2010	3,000	$6.5418	$19,625.40
3/18/2010	49,600	$6.50	$322,400.00
3/23/2010	51,000	$6.5004	$331,520.40
3/29/2010	10,000	$6.2598	$62,598.00
3/30/2010	8,900	$6.2936	$56,013.04
4/1/2010	5,300	$6.149	$32,589.70

(*)     Excludes commissions and other execution-related costs.

(**)   All of the transactions in the Common Stock were effected by ICS Opportunities, Ltd. (or an affiliate) in the open market.  Some of the above sales were short sales.